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NEWS RELEASE



Date:          June 30, 1995

Contact:       William S. Hummers III

To:            News Media

Release Date:  Immediate



     CAROLINA FIRST COMPLETES MIDLANDS NATIONAL BANK MERGER


GREENVILLE, S.C. - Carolina First Corporation (Nasdaq/NM:CAFC) today announced the completion of the merger of its subsidiary, Carolina First Bank, with Midlands National Bank. In connection with the merger, each share of Midlands National Bank stock will be exchanged for 1.65 shares of Carolina First Corporation common stock. As a result of this common stock merger, Carolina First will issue approximately 585,000 shares valued at approximately $8.8 million to current holders of Midlands National Bank stock. This transaction is being accounted for as a pooling of interests.

Midlands National Bank has total assets of approximately $44 million, loans of $27 million and deposits of $39 million.
Midlands National Bank's three branches are located in Prosperity, Chapin and Newberry. All three branches will continue to operate after the merger as branches of Carolina First Bank.

Mack I. Whittle, Jr., President and Chief Executive Officer, Carolina First Corporation, said, "We are pleased to welcome the shareholders and customers of Midlands National Bank to Carolina First. This merger reinforces our strong commitment to serving South Carolinians as the State's leading community based bank. We look forward to bringing Carolina First's unique blend of sophisti-cated banking products and old-fashioned, personalized service to the communities of Prosperity, Chapin and Newberry."

David W. Bowers, President of Midlands National Bank, stated, "We are pleased to be joining Carolina First. Our Board believes that the local commitment of Carolina First, as the largest South
Carolina-based bank, will enable us to better serve and promote the interests of our shareholders, customers, employees and the communities in which we operate."

Carolina First Corporation, headquartered in Greenville, South Carolina, has total assets of approximately $1.1 billion and is one of the largest independent bank holding companies in South Carolina with 50 banking offices throughout the state. Its two subsidiaries are Carolina First Bank ("CFB"), a state-chartered commercial bank, and Carolina First Mortgage Company ("CFMC"), a mortgage banking operation. CFB is the largest South Carolina-based commercial bank, and CFMC is the fifth largest mortgage loan servicer in South Carolina. Through its subsidiaries, Carolina First provides a full range of banking services, including mortgage, trust and investment services, designed to meet substantially all of the financial needs of its customers.

Carolina First's common stock trades on the Nasdaq National Market under the symbol CAFC. Carolina First's preferred stock trades on the Nasdaq Small-Cap Market under the symbols CAFCO and CAFCN. Market makers include J.C. Bradford & Co., Fox-Pitt, Kelton Inc., Interstate/Johnson Lane, Morgan Keegan & Company, Inc., The Robinson-Humphrey Company, Inc., Sterne Agee & Leach, and Wheat First Butcher & Singer.

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